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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 a

      [ X ] Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration

          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company

          (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund: BLANCHARD PRECIOUS METALS FUNDS, INC.

3.    Securities and Exchange Commission File No.:  811-05303

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

      [ X ] Initial Application           [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City , State, Zip Code): 5800 Corporate Drive, Pittsburgh PA, 15237-7000

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Michael D. Mayer
            Federated Investors Tower
            1001 Liberty Avenue
            Pittsburgh, PA  15222
            (412) 288-6812

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

            Registrant                    Federated Investors Tower
                                          1001 Liberty Avenue
                                          Pittsburgh, PA  15222-3779
                                          (Notices should be sent to the
                                          Agent for Service at above address)


            Federated Shareholder         Federated Investors Tower
            Services Company              1001 Liberty Avenue
            ("Transfer Agent and          Pittsburgh, PA 15222-3779
            Dividend Disbursing Agent")

            Federated Services Company    Federated Investors Tower
            ("Administrator")             1001 Liberty Avenue
                                          Pittsburgh, PA  15222-3779

            Federated Investment          Federated Investors Tower
            Management Company            1001 Liberty Avenue
            ("Adviser")                   Pittsburgh, PA  15222-3779

            State Street Bank and         1776 Heritage Drive
            Trust Company                 North Quincy, MA  02171
            ("Custodian")

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [ X ] Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ X ] Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            Virtus Capital Management, Inc.
            707 East Main Street Suite 1300, Richmond VA 23219

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Federated Securities Corp.
      Federated Investors Tower, Pittsburgh PA, 15222-3779

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [ X ] No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the board vote took place:
            September 16, 1997

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:
            February 20, 1998

      If No, explain:


II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [ X ] Yes         [  ]  No

(a)   If Yes, list the date(s) on which the fund made those distributions:
            February 27, 1998

      (b)   Were the distributions made on the basis of net assets?

            [ X ] Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [ X ] Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No

               If  Yes,   indicate  the  percentage  of  fund  shares  owned  by
               affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [ X ] No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [ X ]       Yes         [  ]  No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [ X ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [ X ] No

      If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No


21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [ X ] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

            (i)   Legal expenses:

            (ii)  Accounting expenses:

            (iii) Other expenses (list and identify separately):

          (iv) Total expenses (sum of lines (i)-(iii) above): No expenses were borne by the Fund

      (b)   How were those expenses allocated?

      (c) Who paid those expenses? The surviving Fund's adviser and/or its affiliates

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [ X ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [ X ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:
            Keystone Precious Metals Holdings, Inc.

(b)  State the  Investment  Company  Act file number of the fund  surviving  the
     Merger: 811-8553

(b) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Form Type DEF14A filed on 10/27/1997

                              1933 Act No. 2-81691
                              1940 Act No. 811-2303

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                     VERIFICATION

     The undersigned stated that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BLANCHARD PRECIOUS METALS FUNDS, INC., (ii) he or she is the Secretary of BLANCHARD PRECIOUS METALS FUNDS, INC., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                    ---------------------------
                                    /s/ John W. McGonigle
                                    John W. McGonigle
                                    Secretary